Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31,
	2013	2012
Earnings (loss):

Pretax income excluding income or loss from equity investments	$(126,203)	$(22,219)
Adjustments:
Fixed charges	101,615	79,741
Distributed income from equity investments	—	1,801
Capitalized interest, net of amortization	(3,315)	(930)
Arch Western Resources, LLC dividends on preferred membership interest	—	335
Total earnings (loss)	$(27,903)	$58,728
Fixed charges:
Interest expense	$95,087	$74,772
Capitalized interest	4,133	2,430
Arch Western Resources, LLC dividends on preferred membership interest	—	(335)
Portions of rent which represent an interest factor	2,395	2,874
Total fixed charges	$101,615	$79,741
Preferred stock dividends	$—	$—
Total fixed charges and preferred stock dividends	$101,615	$79,741

Ratio of earnings to combined fixed charges and preference dividends	N/A	0.74

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest).  Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.